Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its LinkedIn and X accounts on November 11 and 12, 2025:

The above-mentioned communication included a link to the following article published by Bloomberg:

SoftBank Shares Dive After Nvidia Sale Spooks AI-Wary Market

Published: Tue Nov 11 23:37:09 EST 2025

By Min Jeong Lee and Kentaro Tsutsumi

(Bloomberg)

SoftBank Group Corp.’s stock slid as much as 10% after the tech investor’s exit from AI chipmaker Nvidia Corp. spooked investors already nervous about climbing tech-sector valuations. The Japanese company’s shares touched a one-month low in Tokyo after disclosing Tuesday it had sold its entire stake in the world’s most valuable company for $5.8 billion to help bankroll future artificial intelligence investments. The fall came despite better-than-projected quarterly results from SoftBank, propped up in large part by its slice of OpenAI. Nvidia’s shares slid 3% in US trading.

SoftBank’s stock remains one of the beneficiaries of an investment frenzy that’s driven the valuations of leading AI players to historic highs. That market euphoria has in turn triggered concerns about whether an industry bubble is forming.

SoftBank’s Nvidia-exit coincides with a debate about whether spending by big tech firms from Meta Platforms Inc. to Alphabet Inc. — expected to surpass $1 trillion in coming years — will produce commensurate returns. Some investors worry about the Japanese company’s growing exposure to OpenAI at the expense of established cash cows like Nvidia.

“The company appears to have sold off Nvidia and bet everything on OpenAI — and investor opinions on this move are divided,” said Tomoichiro Kubota a senior market analyst with Matsui Securities. “Given the significant rise in its stock price, profit-taking by investors wary of OpenAI’s ability to achieve solid monetization going forward gained the upper hand” for today.

Read More: SoftBank Sells Nvidia Stake for $5.8 Billion to Fund AI Bets

Wednesday’s selloff takes place against the broader backdrop of SoftBank’s ambitions to insert itself into the AI narrative: a plethora of costly forays into areas from chipmaking to data center construction.

Founder Masayoshi Son has been unwinding positions to pay for those envisioned projects, which SoftBank Shares Dive After Nvidia Sale Spooks AI-Wary Market include Stargate data centers with OpenAI and Oracle Corp. and plans to develop an AI chip with Arm Holdings Plc. His company is keen to become a leading player in that growing ecosystem, with plans to leverage stakes in sector linchpins from OpenAI to US chip designer Ampere Computing LLC. On Tuesday, SoftBank executives sidestepped questions about whether the industry was fomenting an AI bubble, and said the stake sale was a necessary financing measure that had nothing to do with Nvidia’s prospects.

“I can’t say if we’re in an AI bubble or not,” Chief Financial Officer Yoshimitsu Goto said during an earnings conference. SoftBank sold Nvidia “so that the capital can be utilized for our financing,” he added, without elaborating.

Read More: Flip From AI Rally Chase to Bubble Fear Spurs Options Demand

SoftBank has sold out of Nvidia once before, in 2019. The company resumed buying small stakes in the US company in 2020 — two years before the advent of ChatGPT ignited a historic rally. It disclosed that it increased its stake in the US chipmaker to around $3 billion at the end of March. SoftBank’s done well just on that measure: Nvidia has gained more than $2 trillion of market value since. That rally, along with its investment in OpenAI, helped prop up SoftBank’s bottom line. The Japanese company reported net income of ¥2.5 trillion ($16.2 billion) in its fiscal second quarter. OpenAI’s value has risen $14.6 billion since SoftBank invested, Goto said. Son’s company now boasts a portfolio that includes some of the world’s most sought-after names in the industry, including China’s ByteDance Ltd. and Perplexity AI Inc. Those stakes boosted SoftBank’s paper gains and helped drive a 78% surge in its share price over the three months ending in September — its best such performance since the December quarter of 2005. The challenge going forward will be to balance the financing behind a flurry of deals, as well as any new initiatives Son may take on. The billionaire’s endeavors — which include a potential $1 trillion AI manufacturing hub in Arizona — have seen him court US President Donald Trump as well as the chiefs of Taiwan Semiconductor Manufacturing Co. and South Korean conglomerates. SoftBank even explored a takeover of US chipmaker Marvell Technology Inc. earlier this year.

SoftBank Shares Dive After Nvidia Sale Spooks AI-Wary Market

“The value of the company fluctuates on the market’s assessment of the value of its investments, so we think the shares are likely to prove to be highly volatile up ahead,” Citigroup analyst Keiichi Yoneshima wrote in a note.

“But with NAV on an expansionary trajectory, we think investors will warm to the shares.”

--With assistance from Bret Okeson and Vlad Savov.

To contact the reporters on this story:

Min Jeong Lee in Tokyo at mlee754@bloomberg.net;

Kentaro Tsutsumi in Tokyo at ktsutsumi20@bloomberg.net

To contact the editors responsible for this story:

Edwin Chan at echan273@bloomberg.net

Mayumi Negishi

The above-mentioned communication included a link to a clip. The following is a partial transcription of the clip:

Brian Bauman: Hi, I’m Brian Bauman, the Director of Technology Capital Markets here at the New York Stock Exchange. Bringing 15 different Ethereum leaders into the Crypto Trailblazer series. And tonight we’re going to celebrate Ethereum’s 10-year anniversary upstairs.

The Ether Machine (ETHM) @TheE... · 1h

This is huge news for Ethereum.

Visa is testing stablecoin payouts, and ~70% of stablecoin volume lives on Ethereum.

> Coin Bureau @coinbureau · 8h
>
> 🚨 BREAKING: 💳Visa begins testing stablecoin payouts, starting with $USDC.
>
> The pilot allows U.S. businesses to pay in fiat, while recipients can choose to receive in USDC.

VISA

5 · 7 · 61 · 1.9K

Etc. @ec265 · 1h

It's true, Ethereum is the default

x.com/ec265/status/1...

Etc. @ec265 · 2h

In case you needed reminding, Ethereum is the default for stablecoins

- 60% L1 dominance maintained
- $55b added in 2025 alone

Holding ETH is indirect exposure to this continued growth and dominance by chain
Tron
Solana
Arbitrum
Base
Avalanche
Bsc
Polygon
stablepulse.c

share by chain
Tron
Solana
Arbitrum
Base
Avalanche
Bsc
Polygon
stablepulse.c

1 3 90

The Ether Machine (ETHM) @TheEther... · 1h

🫡

4 41

The Ether Machine (ETHM) @TheE... · 1h

Institutions choose Ethereum.

@jpmorgan rolls out JPM Coin, a deposit-backed, yield-bearing USD stablecoin, enabling 24/7 instant settlements for institutional clients.

Built on @base, settled on @ethereum

The asset is ETH, the yield is @TheEtherMachine, the ticker is $ETHM

> **Whale Insider** @WhaleInsider · 11h
>
> JUST IN: JPMorgan rolls out deposit token 'JPM Coin' on Base network - Bloomberg.

base

The above-mentioned communication included a link to a clip of an interview given by Vlad Tenev, Chief Executive Officer and President of Robinhood Markets, Inc. The following is a partial transcription of the clip:

Vlad Tenev: If you think about what’s a part of your portfolio if you are a high net-worth individual, there are a lot of these assets that actually retail can’t access currently. I think that tokenization is a way to enable that at scale and reduce some of the downsides that would typically be associated with holding those assets, such as lack of liquidity being locked into positions and not being able to chunk the assets out and invest in portions of them. So that’s why we are continuing to push on it both in the US and outside. And you should expect this to become bigger and bigger in the coming years. Of course starting with stocks, which is the asset class that we think has the most potential and we’re also closes to.

The following communications were made by Camilla McFarland, Chief Growth Officer of Pubco, from her LinkedIn and X accounts from November 10 – 12, 2025:

Camilla McFarland · 3rd+ **+ Follow** ···

The Ether Machine

1d ·

Ethereum is like a call option on the future of the internet.

⚫ Limited downside (ETH's price can only fall to zero but is Lindy enough now that it likely won't)

⚫ Massive asymmetric upside: if Ethereum becomes the foundation for global finance, apps, and digital ownership, ETH's value could grow exponentially

⚫ Exposure to infrastructure growth: holding ETH is indirect exposure to every layer built on top (stablecoins, DeFi, rollups, tokenization, identity, NFTs etc).

⚙️ The asset is ETH, the yield is The Ether Machine (ETHM), and the ticker is $ETHM.

27 4 comments · 1 repost

Like Comment Repost Send

Camilla McFarland · 3rd+ **+ Follow** ···

The Ether Machine

1d ·

Coming back from a week of institutional investor meetings in London, I'm reminded what a little bubble crypto can be.

A lot of them don't really know the difference between Bitcoin and Ethereum, and couldn't even name most other crypto assets.

We are so early 👈 The Ether Machine (ETHM)

63 9 comments

James Christoph @JamesChristoph_ · 1d

Well they all raise money to buy eth, and then they buy the ETH. Then they trade at a discount. Any rebuttal?

1 · 31

Camilla McFarland @camillionaire_m · 1d

mNAVs are temporarily compressed, but not uniformly below 1. Over time if these vehicles demonstrate consistent, repeatable ETH-denominated yield on top of their core holdings (through staking, restaking, or other productive onchain strategies/ DeFi), that incremental return should justify mNAVs trading above 1 as the market begins to price in sustained yield generation rather than static exposure.

the discount reflects early inefficiency, not structural weakness.

2 · 49

James Christoph @JamesChristoph_ · 1d

I will bet you anything you want that your vehicle will trade at a persistent discount.

1 · 1 · 22

Camilla McFarland @camillionaire_m · 1d

ok thanks, lets see!

1 · 45

Camilla McFarland @camillionaire_m · 1d

Things in crypto expected to move once the US government is back online:
– Clarity Act & additional stablecoin legislation
– ETH ETF staking approval guidance
– CFTC/SEC market-structure rulemaking
– Tokenization & digital asset pilot programs for Project Crypto
– SEC reviews for a slew of additional ETFs
– And last but definitely not least, SEC review of $ETHM business combination @TheEtherMachine

7 12 81 7.4K

Camilla McFarland @camillionaire_m · 1d

Things in crypto that work regardless of a US government shutdown: @ethereum

The following communications were made by Michael Ciklin, Chief Operating Officer, General Counsel and Interim Chief Financial Officer of Pubco, from his X account on November 10, 2025:

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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